Via Email and Edgar

Sally Samuel
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

CONFIDENTIAL PRE-DEFINITIVE CORRESPONDENCE

PLEASE DO NOT MAKE PUBLIC UNTIL FILING OF THE DEFINITIVE PROXY STATEMENT TO WHICH THIS CORRESPONDENCE RELATES

Additions to the First Eagle Funds and First Eagle Variable Funds Proxy Statements

Dear Sally:

Thank you for your continued attention to these Proxy Statements and for your time on the phone earlier this week.  As discussed, please find additional disclosure to be included in the Definitive Proxy Statements for the First Eagle Funds and the First Eagle Variable Funds (collectively referred to as the “Funds”):

In 2014, FEIM was included in an SEC industry-wide sweep examination regarding payments by mutual funds to sub-transfer agents and other intermediaries. The results of FEIM’s examination were referred to the Enforcement Division of the SEC.   Subject to approval by the Commission, FEIM has reached an agreement with the Enforcement Division staff to resolve the investigation.   FEIM does not expect the agreement to impact FEIM’s ability to provide advisory services to the Funds or have a material adverse effect on FEIM’s business, financial condition or operations.

The additional disclosure is expected to be included under the heading General Information about First Eagle Funds of the preliminary filing as currently filed with the SEC for the First Eagle Funds and under the heading General Information about First Eagle Variable Funds for the First Eagle Variable Funds.

Also as discussed, we will include a reference to the matter in the discussion of the Board’s considerations in reviewing the Investment Advisory Agreements.  We will use language along the following lines:

Representatives of FEIM discussed with the Board the litigation and regulatory matters described above in this Proxy Statement (under the heading General Information about First Eagle Funds), including timing and terms of a potential regulatory settlement. The Board was advised by FEIM that FEIM believes the settlement will not impact their ability to provide advisory services to the Funds.

This language (and especially our first block of text above) explains how the matter will impact FEIM’s financial condition.  As noted, the Definitive Proxy will state that there is no material adverse effect expected.

Two final procedural points:  First, we appreciate your assurances that correspondence filed in connection with a Proxy Statement will not be made public until the Definitive Proxy Statement is filed.  Second, we confirm that FEIM’s litigation counsel will advise the Enforcement Staff of the planned dates of both the filing of our Definitive Proxy Statement and of the mailing to shareholders.

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I am at (212) 848-4668 (office) and (917) 923-6973 (cell) should this matter require further discussion.

Very truly yours,

Nathan Greene
(as attorney for the Funds)